Exhibit 99.6
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Rio Tinto plc AGM, 15 April 2009
Transcript of speeches by the Chairman and the Chief executive
[1. Title slide]
Rio Tinto plc
Annual general meeting of shareholders 2009
15 April (London)
[2. Paul Skinner slide]
Opening remarks by the chairman, Paul Skinner
Good morning ladies and gentlemen. I am very pleased to welcome you to this year’s Annual General Meeting.
Before we go any further there will be a short safety briefing. This is something Rio Tinto takes very seriously and I would ask that you all listen carefully.
[Safety briefing]
[Slide 3. New director]
Directors
All your directors are present at today’s meeting, and we welcome for the first time Jan du Plessis who joined the board in 2008 and was recently nominated as chairman designate. He is standing for election today.
Other members of the board who are standing for re-election today are Sir David Clementi, Sir Rod Eddington, Andrew Gould and David Mayhew.
David Mayhew was to have retired from the board after three terms, but to assist the board during a period of significant corporate change in volatile financial markets, he has agreed to stand for re-election for another year.
After five years as chairman I felt this was the time for me to step down, in line with my previously stated preference not to pursue a further term beyond the end of 2009. This intention was advised to the board in July 2008 and I have, quite properly, played no part in matters related to my succession.
After the unexpected resignation of Jim Leng, who was appointed chairman designate in January, Jan du Plessis, who joined the board in September last year, was appointed chairman designate on 17 March. He will take over from me at the conclusion of the annual meeting in Sydney on 20 April. Jan’s experience and capabilities have been much in evidence since he joined us in September and we are delighted that he has agreed to take on the role of chairman.

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[Slide 4. 2008 — a year of contrasts]
Results and dividend
The year 2008 was one of stark contrasts.
For the first nine months, we experienced a continuation from 2007 of strong demand and buoyant prices. This lasted until the fourth quarter of 2008, when the evolving crisis in the global financial system brought a dramatic slide in economic activity and in the demand and price levels for most of our products.
Nevertheless, the Group achieved record underlying earnings of ten billion dollars, 38 per cent higher than in 2007. The last few years have seen a remarkable growth in our revenues and earnings — in 2003 adjusted earnings were 1.4 billion dollars.
Net earnings in 2008 were 3.7 billion dollars compared with 7.3 billion dollars in 2007, reflecting impairment charges resulting from the significant weakening in near term market conditions, principally relating to goodwill on the Alcan acquisition.
Under the relevant accounting conventions, we are required to impair the value attributed in the transaction to the growth options within the Alcan asset portfolio. However, this growth remains available to us.
Cash flow from operations increased by 64 per cent to 20.7 billion dollars, also a record. At the same time, net capital expenditure of 8.5 billion dollars was 71 per cent higher than in 2007.
The total dividends declared for 2008 of 136 US cents per share maintained the level of the 2007 dividend. In spite of the severe downturn, our objective remains to maximise value and increase the dollar value of ordinary dividends over time.
Rio Tinto attaches enormous importance to its long term policy of a progressive dividend, which means not cutting the dividend at times of economic weakness. Under the circumstances this year, we felt that holding the dividend at last year’s level was the right thing to do. We will continue to monitor this.
[Slide 5. BHP Billiton pre-conditional offer]
BHP Billiton’s approach
As you know, in November 2008, BHP Billiton withdrew its pre-conditional takeover offer for Rio Tinto, citing deterioration of near term global economic conditions. This occurred before the regulatory process on competition issues had been completed.
In February 2008, our board had unanimously rejected the offer, after full consideration, on the basis that it significantly undervalued Rio Tinto’s assets and prospects.
The 12 per cent holding in Rio Tinto plc acquired by the Aluminum Corporation of China — Chinalco — in early 2008 at a significant premium to the then prevailing market price, also gave strong directional support to our view on Rio Tinto’s long term value.
[Slide 6. Strategic partnership with Chinalco]
Proposed Chinalco partnership
On 12 February 2009 we announced the intention to form a major strategic partnership with Chinalco, a leading Chinese diversified resources company. The board is unanimously recommending to shareholders that this proposal be approved. We believe this is the best option going forward and we are resolved to carry this through.
Shareholders will be asked to vote on it at an extraordinary general meeting expected to take place in mid 2009. Before we ask you to vote we will send you full information on the proposal.

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While today is not the occasion to discuss the matter in detail, I should take this opportunity to briefly outline to you the attractions of the transaction.
It presents Rio Tinto with a number of things that would otherwise be difficult to achieve. It provides the most comprehensive solution to the immediate and medium term financing challenges we face, and on a forward looking basis, it represents an important economic opportunity and source of value creation in line with our strategy.
The world is currently moving through a period of major economic challenge and uncertainty that could last a long time. A strategic partnership that strengthens our platform in the Chinese market and gives us access to the sources of capital within its economy has strong appeal.
Chinalco’s cash investment of 19.5 billion dollars — for the acquisition of minority economic interests in some assets, and for convertible bonds with attractive conditions — will revitalise our balance sheet on terms that add value to the Group, and it will increase our flexibility to grow as markets recover.
We believe all shareholders and stakeholders stand to benefit from the proposed arrangement. It includes a robust governance framework that will enable Rio Tinto to maintain effective operational control and avoid conflicts of interest. It also reflects the growing importance of China to the global economy and the value of close relationships in that country.
Since the proposal was announced in February we have had extensive shareholder consultations and will continue discussions on this matter while keeping in close contact with Chinalco.
[Slide 7. Rio Tinto Alcan — best assets in the sector]
Rio Tinto Alcan
I feel it is important to acknowledge that the acquisition of Alcan in 2007 was the origin of the financing challenges we are managing today.
While the collapse of financial and commodity markets has driven all prices and values lower in the short term, we should be clear about the long term value of the Alcan business and the strategic attractions of its unique assets.
Alcan has made us the industry leader in aluminium, with the best set of smelters and hydroelectric assets in the industry, supported by the best technology. These will only become more valuable over time, especially in tomorrow’s low carbon world.
We had had this opportunity under review since 2006. With the benefit of hindsight, it is clear that the acquisition was made when aluminium prices were higher than at present. However, these assets were only available to purchase at that point in time following the bid made by Alcoa. We believe it was a rational decision, based on value, and on our knowledge of prevailing circumstances at that time. It had the full support of the board and of 97 per cent of Rio Tinto shareholders.
The subsequent onset of the financial crisis and the virtual freezing of debt markets made it difficult for us to sell at appropriate values the downstream parts of Alcan that did not fit our strategy. We certainly regret that we were unable to complete this aspect of the Alcan transaction in a timely way.
However, the quality of Rio Tinto Alcan’s assets provides us with tremendous underlying value and optionality, and in the meantime the integration of Alcan into the Group is proceeding ahead of our original intention. We are on target to deliver 1.1 billion dollars after tax in synergies from the end of 2010.
Difficult as market conditions in the aluminium industry are at the moment, we are performing better than our competition, thanks to the quality of our assets. When the

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recovery in aluminium prices comes about, we believe that the real strengths and value creating potential of the business will become apparent.
[Slide 8. A proven strategy]
Strategy
Nothing I have described today reflects a departure from our well proven and successful long term strategy. Our core objective is to maximise the long term return to shareholders by finding, mining and processing the highest quality metal and mineral resources across the globe.
The Alcan acquisition and the proposed transaction with Chinalco both reflect this strategic intent. With the goal of maximising shareholder value, we strive for excellence in operating large scale, long life, low cost assets with an emphasis on quality. This ensures that we remain cash generative even in challenging times like these.
For us, value is the prime consideration when we contemplate investment in growth. Our strategic priorities today are to adjust the rate of our expansion and project activities in line with market developments and demand conditions. Accordingly, a number of business units have been reviewing and adjusting their activities.
Another priority is our continuing programme of disposal of non core assets which will help lower our debt level and create the opportunity to focus even more acutely on world class, market leading positions.
[Slide 9. Sustainable development]
Sustainable development
A commitment to sustainable development remains central to our strategy. Our operations have long time horizons and involve the investment of large amounts of fixed capital.
We need careful management of social, environmental and economic issues to deliver on our promises to communities, governments, employees and shareholders.
We strive for zero harm in the environment, in communities and the workplace. Therefore all of us on the board very much regret the tragic loss of life that occurred at a number of our managed operations in 2008.
We know we can always do better, and in the current downturn a continuing commitment to sustainable development remains as important as ever.
In a time of uncertainty and difficult choices, it is important to resist the temptation to focus on short term financial pressures at the expense of longer term, value creating investment in sustainable development. We cannot and will not increase longer term risks to the business by reducing sustainable development as a priority of the Group.
[Slide 10. Challenging global outlook]
Economic outlook
Turning now to the outlook, the speed and severity of the downturn in the fourth quarter of 2008 took everyone by surprise, and we are now confronted with very difficult markets and weak demand conditions.
However, Rio Tinto’s long term outlook for commodities has not fundamentally changed. China will remain key to the performance of our markets as the primary driver of growth in commodity demand. It is true that economic growth rates in China have fallen as a result of a sharp slowdown in its western export markets, and from the tightening of its monetary policy in 2007 to damp down inflationary pressures.

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But China has the policy levers and economic tools to restore its growth momentum, and is now applying a very substantial stimulus package to its economy. At the global level it was encouraging see the emphasis by the G20 nations on fiscal stimulus and the importance of free trade.
When global economic activity recovers — and predicting the timing is very difficult — we could see metals and minerals demand pick up quite rapidly, driven by the requirement to rebuild stocks and make up the backlog of development projects slowed by the recession.
Based on underlying trends of urbanisation and industrialisation across a very large population, we believe the fundamentals of the Chinese economy, and other fast growing markets like India, remain intact, and that our industry’s long term prospects remain very positive.
We anticipate that investment in China will start to gain strength later this year with the support of public sector spending on transport infrastructure and housing. However, given weakness in the more developed economies, it is unlikely that we will see a synchronised global recovery for the next 12 to 18 months. The potential partnership with Chinalco will strengthen our position during this period of extreme uncertainty.
[Slide 11. Conclusion]
Conclusion
The economic shocks of 2008 will not be easily forgotten and I expect we will be dealing with their consequences for some time. The world economy has changed, but we have a sound strategy and attractive options for these times. This has served us well at all points in the economic cycle over many years.
Since the fourth quarter of last year we have taken decisive measures to counter the downturn and conserve cash flow, while keeping open our considerable options for growth when a meaningful recovery in demand occurs.
We do not know how long the downturn will last, but, thanks to our people and assets, we will remain ideally placed to benefit from the upturn when it comes, especially with the proposed strengthening from Chinalco.
Dealing with difficult business conditions and navigating ourselves back to a position of financial strength is a major challenge for management and our employees.
I am confident that we will rise to the challenge and that Rio Tinto will continue to create value for all its stakeholders. I thank management and employees across the world for their commitment, dedication and hard work. We also thank you, our shareholders, for your continuing support.
Let me now ask Tom to comment on our business performance in 2008. Tom, over to you.
[12. Tom Albanese slide]
Remarks by the chief executive, Tom Albanese
Thank you Paul, and good morning ladies and gentlemen.
Before I discuss our results, let me say something on safety. This remains the highest priority throughout Rio Tinto.

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[Slide 13. Safety is core to our business]
Safety
As Paul said, it is of deep concern that 2008 was overshadowed by a series of fatal accidents at businesses managed by Rio Tinto.
There were 18 deaths, including ten people killed in a helicopter crash in Peru. Twelve of these 18 deaths occurred at new projects in developing countries and 14 of the 18 were employees of contractors.
I am looking at how I personally can influence safety every day in 2009 and beyond. I have asked all employees regardless of their role to do the same. A major review of contractor management is under way and there will be renewed emphasis on applying Group standards and systems for safety. This year has started off better than 2008, but we will not be complacent about eliminating fatalities.
On a more positive note, 2008 saw a welcome reduction in the frequency of lost time injuries and also in the rate of all injuries. Overall we have a good safety record measured against others in the industry, but we will never relax in this effort and will continue to work towards our goal of zero harm.
[Slide 14. Results for 2008]
Financial position
These are very tough economic conditions by any measure, but we are facing reality and managing accordingly. Given the uncertain times and the unprecedented scale of the global slowdown, we are focusing on maximising and conserving cash to pay down debt.
Despite the sharp deterioration in global demand in the fourth quarter, our 2008 results, as Paul has mentioned, included record cash generation of 20.7 billion dollars, a 60 per cent increase in underlying EBITDA and a 38 per cent increase in underlying earnings.
In December, as part of our commitment to reduce net debt by ten billion dollars in 2009, we announced that planned capital expenditure for 2009 will be reduced from over nine billion dollars to a little over four billion, and that controllable operating costs will be reduced by at least 2.5 billion per annum by 2010, including a reduction of 14,000 employees and contractor roles. We are making progress ahead of plan in our job reduction programme.
We have deferred or slowed a number of expansion projects, however some of these will be reviewed in the light of the intended strategic partnership with Chinalco — of which more later.
By deferring, rather than cancelling, projects we retain the flexibility to reinstate them quickly when economic conditions allow. We will also have the ability to optimise design, revisit costs and thereby reduce capital expenditure requirements.
[Slide 15. Product group results][BUILD]
Today’s release of our production report for the first quarter of this year shows that Rio Tinto continues to operate strongly, with levels of output geared to reduced market demand.
Let me now discuss financial results by product group in 2008, starting with Aluminium.
Aluminium
2008 was the first full 12 months of combined Rio Tinto and Alcan operations. Rio Tinto Alcan’s contribution to underlying earnings was 1.2 billion dollars, 58 per cent of which was derived from the assets of the former Alcan. The combined Rio Tinto Alcan contributed less to Group underlying earnings than in 2007, due to higher costs, the absence of tax benefits and a sharp decline in LME prices during the second half of 2008.

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The portfolio of assets generally operated well. In terms of revenue and prices, the first nine months of 2008 were in line with expectations, until the fourth quarter saw a dramatic collapse in aluminium prices from well over 2,000 dollars per tonne to around 1,500 dollars. Depressed demand for aluminium is expected to persist through 2009 and we have announced an 11 per cent cut in production, additional cost reductions and delayed plans to introduce new capacity.
Copper & Diamonds
The Copper & Diamonds group’s contribution to underlying earnings was 1.7 billion dollars, which was nearly two billion dollars less than 2007. This was due to lower production volumes, lower prices and increases in the cost of basic materials such as fuel and explosives. Labour costs were also higher. At Escondida, production problems, provisional pricing and hedging losses also negatively affected results. Copper & Diamonds sales revenue of 6.7 billion dollars was 30 per cent less than the previous year, with higher by-product prices more than offset by lower volumes of copper, gold and molybdenum.
The Diamonds portfolio is being particularly affected by the recession and we are reducing production in 2009. In 2008, Diamonds contributed 137 million dollars to Group underlying earnings, which was 143 million lower than in 2007. Diamonds sales revenue decreased by 18 per cent to 840 million, reflecting a drop in our share of production to 20.8 million carats compared to 26 million carats in 2007.
Energy & Minerals
Energy & Minerals had a very good year. Their underlying earnings contribution was nearly three billion dollars, which was 2.2 billion dollars more than the previous year. Increases in the cost of basic consumables such as fuel and explosives and higher labour costs were more than offset by production growth and improved commodity prices in thermal and coking coal, uranium, borates and metallics. The group also benefited from the divestment of the Kintyre undeveloped uranium property in Western Australia which generated a profit on disposal of close to 500 million dollars.
Iron ore
In 2008, our iron ore business was by far the largest contributor to our underlying earnings at six billion dollars, 3.3 billion higher than in 2007. We experienced strong demand for iron ore during the first nine months of 2008 and benefited from an 86 per cent increase in contract prices from April onwards.
Total shipments of iron ore to customers for the full year were 153 million tonnes, nine million more than in 2007. This was in spite of a contraction in demand during the final three months. Nearly 16 million tonnes of iron ore were sold at spot prices during 2008, with most of the sales taking place when spot sales exceeded benchmark prices, and before the significant market deterioration in October.
First quarter iron ore production this year has been severely affected by cyclones and flooding in the Pilbara of Western Australia.
With the completion of the Cape Lambert port expansion to 80 million tonnes, the Pilbara infrastructure has reached an important milestone with a total capacity of 220 million tonnes per annum. These projects were completed on time and on budget. Mining capacity remains at 200 million tonnes per annum and is expected to remain so until markets recover and we are prepared to invest additional capital.
[Slide 16. Uncertain market outlook]
Market environment
Now let me give you a quick update on how we see the state of the metal and minerals markets in the first quarter of this year.
Many metals markets have entered 2009 with their prices at their lowest levels in several years. We have seen economic activity continuing to decline during the first quarter of the

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year and despite enormous stimulus packages in China, the US and elsewhere, there is considerable uncertainty over the timing of a global recovery.
To put this downturn into perspective, consensus forecasts point to negative global growth in 2009, the first time we have seen this since World War 2
In the case of the key Chinese economy, growth came to a standstill towards the end of 2008 and projections for 2009 have fallen to well below eight per cent. Chinese metals demand is expected to rise at a low single digit rate in 2009.
This is much slower than the over 20 per cent rates of growth realised in recent years and will not be enough to offset a much bigger decline in consumption in other markets.
These projections also mask a quarterly pattern of improvement in metals demand expected over the course of 2009. But given the development of a large stock and capacity overhang, prices seem unlikely to be able to stage much of a sustained rebound during the year.
Spot prices in iron ore markets are currently below benchmark price levels set in the first half of 2008. The outcome of price negotiations for the 2009-2010 marketing year will depend on the extent and timing of any recovery as the Chinese stimulus kicks in, destocking cycles end, and economic growth bottoms out.
It is reasonable to expect that we will see some recovery in China before any upswing occurs in OECD countries, given the stronger economic position and the size of the planned economic stimulus package. But the outlook remains uncertain, as global policy makers seek to lead the world to recovery from what has been a series of unprecedented events in the financial sector.
Rebuilding global trade will be a key part of any recovery. We would hope to see countries resist isolationism and avoid the creation of investment and trade barriers.
[Slide 17. Divestments]
Divestments
In early 2008 we announced a review of our portfolio of assets. Our intention was to reduce our debt while re-affirming our strategy for large, low cost operations.
We had no shortage of interest in the assets that were for sale during 2008, but the global financial crisis created a progressively unfavourable climate to carry through transactions of this magnitude.
Nevertheless we realised three billion dollars from asset sales last year, and so far this year we have announced the divestment of our interest in the Ningxia aluminum smelter in China, our potash and iron ore assets in South America, and the Jacobs Ranch coal mine in the US.
So far in 2009 we have achieved 2.5 billion dollars in disposals, with the prospect of unlocking further value over the rest of the year.
An injection of capital from Chinalco would give us greater flexibility in our negotiations with potential buyers. We will continue with our established programme of divestments as we seek to reshape our portfolio for the future, and unlock value.
[Slide 18. Building for the future][BUILD]
Exploration
We have continued to focus on exploration and evaluation, albeit at lower levels than in 2008.

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The 2008 expenditure reflected the progress of high quality advanced projects. During the year the Exploration group transferred two major discoveries to product group evaluation teams — the Sulawesi nickel project in Indonesia and the Mutamba mineral sands deposits in Mozambique. It also handed over the Bunder diamond project in India for further work.
In 2009 the scope of exploration programmes will be reduced as part of the Group’s cost saving measures. We will explore for a narrower range of commodities in 14 countries.
The focus will shift from cost intensive drilling of advanced projects to the invigoration of less costly early stage activities. We will remain ready to reactivate major drilling programmes when markets improve.
Mine of the future
In technology we are leading the way in the development of automated mining methods that could revolutionise the way we mine.
Our Mine of the Future™ innovation project in the iron ore mines of Western Australia remains a top priority even in these market conditions.
With the promise of safety, environmental and productivity gains, it is one of the largest private sector trials of robotics, performing unmanned production drilling and truck haulage tasks in the open pit.
Technology will also enable us to operate mines from a remote operations centre located in an urban environment, which will help recruitment for technological careers.
Carbon constraints
Rio Tinto accepts the urgent need for climate change action and recognises the issue as being one of our greatest challenges and opportunities.
This is underlined in our latest annual report for the first time, where each product group discusses its actions to manage greenhouse gas emissions.
During 2008 a new Energy and Climate Strategy team was formed to provide strategic direction and support to businesses. This includes generating long term forecasts to understand opportunities for material reductions in our emissions.
We are an investor in the sustainable future uses of coal, providing funds and resources for the development of low emission coal technology.
As a uranium producer we recognise the future value of nuclear energy for low emission electricity generation and will maintain our position as a leading supplier, while our hydroelectric power means we are very well placed in the aluminium industry.
At the same time we continue to participate in collaborative efforts to promote effective public policy frameworks to address climate change.
Project developments
While most of our development projects have been deferred or slowed in response to the downturn, they remain vital to our future when markets rebound.
We have a broad portfolio so that future growth is not dependent on any one project. More than 80 per cent of our growth plans are derived from brownfield developments in established business environments.
We are also successful in new environments. Our mineral sands project in Madagascar was completed on time in 2008. It represents the largest private sector investment in Madagascar’s emerging economy. It started production in December, and is expected to make its first shipment next month [May] from the new port we constructed, to our smelter in Canada.

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This is a major landmark in a project which had many complex environmental, social and technical challenges. It could become a model for future mining projects in Africa and elsewhere in the developing world.
[Slide 19. Chinalco investment]
Chinalco investment
Paul has discussed the strategic attractions of the proposed Chinalco transaction, so allow me also to add some brief remarks on the assets, the governance and the future opportunities involved.
The assets involve aluminium, copper and iron ore, metals that form the building blocks of developing economies. Strategic alliance committees will be established for each of these product groups, with Chinalco’s voting rights generally in line with its level of investment. Rio Tinto will chair the committees and have a casting vote, as well as retain day to day management and operational control.
So as Paul has mentioned, Rio Tinto will continue to control Rio Tinto assets. We have negotiated a series of agreements under the partnership that guarantee an arms length relationship – matters such as pricing and investment decisions will not be compromised in any way. In iron ore price negotiations with Chinese customers, nothing will change as a result of any greater involvement by Chinalco in Rio Tinto.
The Chinalco package gives us much greater protection against further potential downside risk in the global economy. It covers two major debt repayments over the next two years, it offers substantial premiums for our assets, and the bonds we are proposing have a conversion price at a premium well above current share prices.
The transaction will position Rio Tinto at the forefront of industry trends involving China and the developing world. It creates the opportunity for joint ventures and project development in emerging economies. In partnership with Chinalco, it opens the door to China for our Exploration teams; and the relationship will bring access to Chinese financial institutions for project development funding.
For these reasons we intend to take this transaction through the Foreign Investment Review Board in Australia as well as other regulatory processes before presenting it to you for shareholder approval.
[Slide 20. A focus on the future]
Conclusion
It is tough to do business in a climate of uncertainty, but by following our strategy we will continue to manage for value.
By making difficult decisions on cash conservation, debt repayment, capital expenditures, asset sales and employee reductions, we are creating the certainty that we remain a strong company during the current global downturn, and will be ready to grow again when there are meaningful signs of recovery.
I am convinced that we are making the right choices for long term value creation in terms of our strategy. Going forward, my focus will be on safety, completing and integrating the Chinalco transaction, and settling the business after a very public and difficult year for us all.
Thank you, and now I will hand you back to Paul.